SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number 000-29992

OPTIBASE LTD.
 (Translation of registrant's name into English)

10 Hasadnaot Street, Herzliya 46728, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a is a press release issued by the Registrant and entitled
"Optibase Ltd. announces fourth quarter results and updates on the transaction with Vitec".

This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688; 333-148774) of the Company.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD.
(Registrant)
By:	/s/ Amir Philips
Name: Amir Philips
Title: Chief Executive Officer

Date: February 21, 2012

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Media Contacts: Amir Philips, CEO, Optibase Ltd. 011-972-73-7073-700 info@optibase-holdings.com Investor Relations Contact: Marybeth Csaby, KCSA for Optibase +1-212-896-1236 mcsaby@kcsa.com

OPTIBASE LTD. ANNOUNCES FOURTH QUARTER RESULTS AND
UPDATES ON THE TRANSACTION WITH VITEC

HERZLIYA, Israel, February 21, 2012 – Optibase Ltd. (NASDAQ: OBAS) today announced financial results for the fourth quarter ended December 31, 2011.

Revenues from fixed income real estate totaled $3.4 million for the quarter ended December 31, 2011, compared to revenues of $447,000 for the fourth quarter of 2010 and $4 million for the third quarter of 2011.

Net loss for the fourth quarter ended December 31, 2011 was $325,000 or $0.02 per basic and diluted share, compared to a net loss of $806,000 or $0.05 per basic and diluted share for the fourth quarter of 2010 and to a net loss of $1.2 million or $0.06 per basic and diluted for the third quarter of 2011.

Weighted average shares outstanding used in the calculation for the periods were approximately 19.1 million basic and diluted shares, 16.6 million basic and diluted shares and 19.1 million basic and diluted shares respectively.

For the year ended on December 31, 2011, revenues totaled $12.5 million compared to revenues of $1.7 million for the year ended December 31, 2010. Net loss for period was $350,000 or $0.02 compared to a net income of $4.5 million or $0.27 for the year ended December 31, 2010. The net income for the year ended December 31, 2010, includes net income from discontinued operations of $5.4 million which represent the net capital gain form the sale of the video solution business.

Weighted average shares outstanding used in the calculation for the periods were approximately 18.2 million basic and diluted shares, 16.6 million basic and 16.7 million diluted shares respectively.

During this quarter we completed a CHF 100 million refinancing with Credit Suisse for the Company's Centre de Technologies Nouvelles (CTN) office building complex in Geneva, Switzerland. The refinancing increased our overall liquidity and reduced principal payments by a total of CHF 3.75 million over the next four years period. Based on current interest rates and net of loan expenses, we also expect a reduction of interest expenses by approximately CHF 2.1 million, resulting in an overall expected improvement to cash flows due to the refinancing of approximately CHF 5.8 million for the four years period”. For additional information, please refer to our press release dated October 28, 2011.

As of December 31, 2011, we had cash, cash equivalents, and other financial investments, net, of $23.1 million, and shareholders' equity of $61 million, compared with $12.9 million, and $71 million, respectively, as of September 30, 2011.

In addition, we and S.A. Vitec ("Vitec"), the company that purchased our Video Solutions Business in July 2010, have been unable to come to an agreement as to several disputes which arose between the parties. To date, we and Vitec are parties to arbitration proceedings relating to the abovementioned disputes, regarding, inter alia, adjustment amount, the collecting of sums payable from past clients and, service and maintenance. Following the abovementioned disputes, Vitec submitted its Statement of Claim against us in the arbitration proceedings demanding us to pay Vitec approximately $24 million, and we submitted our Statement of Claim against Vitec demanding that Vitec pay us an aggregate sum of approximately $1.5 million. We believe the claim submitted by Vitec against us is with no merit.

OPTIBASE REPORTS/2

Commenting on the fourth quarter and the years’ results, Mr. Amir Philips CEO of Optibase said; “We are pleased with our fourth quarter and full year performance. We have been able to maintain relative stability in our business during 2011 and we believe this reflects our focus on operating fundamentals. However, the fourth quarter results were slightly affected by the devaluation of the CHF against the USD at a rate of approximately 10% compared with the previous quarter. This devaluation caused a slight decrease in our revenues and which in turn also affected our bottom line" Mr. Philips concluded; "During the year we were able to complete the strategically important acquisition of CTN while joining forces with Phoenix, one of Israel's leading insurance companies and to successfully complete the refinancing process which provides long - term benefits to our cash flows, which we hope to benefit from in 2012 and on"

About Optibase
Optibase invests in the fixed-income real estate field and currently holds properties in Switzerland and Miami, FL, USA and is currently looking for additional real estate investment opportunities. Optibase was previously engaged in the field of digital video technologies until the sale of its video solutions business to Optibase Technologies Ltd., a wholly owned subsidiary of VITEC Multimedia ("Vitec") in July 2010. For further information, please visit www.optibase-holdings.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management's current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, difficulties in finding suitable real-estate properties for investment, availability of financing for the acquisition of real-estate, difficulties in leasing of real-estate properties, insolvency of tenants, difficulties in the disposition of real-estate projects, risk relating to collaborative arrangements with our partners relating to our real-estate properties, risks relating to the full consummation of the transaction for the sale of our video solutions business, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase's most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.

OPTIBASE REPORTS/3
Optibase Ltd.
Condensed Consolidated Statement of Operations
For the Period Ended December 31, 2011

	Year ended		Three months ended
	December 31	December 31	December 31	December 31
	2011	2010	2011	2010
	Unaudited $	Unaudited $	Unaudited $	Unaudited $

Fixed income real estate rent	12,479	1,650	3,377	447

Cost and expenses:
Cost of real estate operation	1,869	59	493	18
Real estate depreciation and amortization	2,153	695	601	188
General and administrative	3,057	1,502	598	421
Total cost and expenses	7,079	2,256	1,692	627
Operating income (loss )	5,400	(606)	1,685	(180)

Other income (loss)	4,194	(600)	-	(600)
Financial income (expenses), net	(7,481)	304	(1,324)	(89)
Income (loss) before taxes on income	2,113	(902)	361	(869)

Taxes on income	(481)	(43)	(456)	(35)

Net income (loss) from continuing operation	1,632	(945)	(95)	(904)

Net income (loss) from discontinued operation	(51)	5,399	(4)	98

Net income (loss)	1,581	4,454	(99)	(806)

Net income (loss) attributable to non-controlling interests	1,931	-	(226)	-

Net income (loss) attributable to Optibase LTD	(350)	4,454	(325)	(806)

Net income (loss) per share from continuing operation:
Basic and Diluted	$(0.02)	$(0.06)	$(0.02)	$(0.05)

Net income (loss) per share from discontinued operation:
Basic	$(0.00)	$0.33	$(0.00)	$0.01
Diluted	$(0.00)	$0.32	$(0.00)	$0.01

Net income (loss) per share:
Basic and Diluted	$(0.02)	$0.27	$(0.02)	$(0.05)

Number of shares used in computing Earning per share
Basic	18,210	16,555	19,075	16,557
Diluted	18,210	16,683	19,075	16,685
Amounts in thousands

OPTIBASE REPORTS/4

Condensed Consolidated Balance Sheets

	December 31, 2011	December 31, 2010
	Unaudited	Audited
Assets
Current Assets:
Cash and cash equivalents	23,076	30,260

Trade receivables	732	-
Other receivables and prepaid expenses	1,260	334
Assets related to discontinued operation	969	966
Total current assets	26,037	31,560

Long term investments	156	257

Equipment, net	7	4

Other assets, net	1,512	552
Real Estate Property, net	192,173	32,353
Total property equipment and other assets	193,692	32,909

Total assets	219,885	64,726

Liabilities and shareholders' equity
Current Liabilities:
Current maturities of long term loans	2,529	400
Trade payables	27	31
Accrued expenses and other liabilities	4,246	1,708
Liabilities related to discontinued operations	2,990	3,006
Total current liabilities	9,792	5,145

Long term liabilities:
Other long term liabilities	10,734	-
Deferred tax liabilities	14,704	-
Long term loans, net of current maturities	123,606	19,189
Total long term liabilities	149,044	19,189

Total shareholders’ equity of Optibase Ltd	44,863	40,392
Non-controlling interests	16,186	-
Total shareholders' equity	61,049	40,392

Total liabilities and shareholders’ equity	219,885	64,726

Amounts in thousands